中信泰富有限公司

BY COURIER

RECEIVED

Exemption No. 82-5232

CITIC PACIFIC

Date: May,23, 2007 2007 MAY 24 A 9:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07023783

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since April 24, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Assistant Director -
Company Secretariat

5/24

Encls.
AT/ww/LTR-2854

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since April 24, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Return of Allotments
   Date : April 26, 2007
   Entity Requiring Item : Hong Kong Companies Registry

2. Document : Announcement on Continuing Connected Transactions – Coal Transportation Master Agreements
   Date : April 30, 2007
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

3. Document : Monthly Return on Movement of Listed Equity Securities
   Date : May 3, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Announcement on Connected Transactions – Provision of Financial Assistance
   Date : May 11, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Announcement of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) on Change of Representative of the Sponsor of Daye Share Reform Plan *(only available in Chinese)*
   Date : May 16, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Announcement on Poll Results of Annual General Meeting held on 16 May 2007
   Date : May 16, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Return of Allotments
   Date : May 17, 2007
   Entity Requiring Item : Hong Kong Companies Registry

8. Document : Announcement of Daye on informing the public that those Non-freely Transferable Shares subject to a lock up period of 15 months will be freely transferable on the Shenzhen Stock Exchange with effect from May 24, 2007 *(only available in Chinese)*
   Date : May 22, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

公司註冊處
Companies Registry

Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

RECEIVED
2007 MAY 24 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From			至 To		
12	04	2007	23	04	2007
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	352,000.00
已繳及應繳的溢價總額 [第5A(a)．5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	18,942,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	881,553,264.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司
地址 Address: 32nd Floor, CITIC Tower, 1Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820-2111 傳真 Fax: 2918-4838
電郵地址 E-mail Address:
檔號 Reference: WENDYLAM-FRQ00410

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry

27/04/2007 11:14:32
Submission No.: 233051950/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$18,942.00

Receipt No.	Method	Amount(HKD)
332330073671	Chq	$18,942.00

Total Paid $18,942.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	70,000	HKD0.40	HK$19.90	Nil	HKD19.50	HKD1,365,000.00
Shares	810,000	HKD0.40	HK$22.10	Nil	HKD21.70	HKD17,577,000.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Kwok Man Leung	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	170,000	
Paul Lo Kai Sing	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	120,000	
Shi Cui Ming	Flat B, 28/F., Hing On Mansion, Taikoo Shing, Hong Kong	90,000	
Cai Xing Hai	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	500,000	
	各類別股份分配的總數 Total Shares Allotted by Class	880,000	Nil

簽署 Signed : [signature]

姓名 Name : Stella Chan Chui Sheung

~~董事 Director／~~秘書 Secretary *

日期 Date : 2 6 APR 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th April, 2007

RECEIVED

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

2007 MAY 24 A 9:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

From : CITIC Pacific Limited
(Name of Company)

Stella Chan Chui Sheung Tel No.: 2820-2111
(Name of Responsible Official)

Date : 3rd May, 2007

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,202,783,160	—	---
Increase/~~(Decrease)~~ during the month	2,470,000	—	---
Balance at close of the month :	2,205,253,160	—	---

(D) Details of Movement :
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1._____ Exercise price: HK$ _____ 2._____ Exercise price: HK$ _____	Please refer to the attached sheet.					
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1._____ *Subscription price:* *HK$* _____ 2._____ *Subscription price:* *HK$* _____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
_____ Convertible price: HK$_____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month:					2,470,000

Remarks : ____________________

Authorised Signatory:

Name : Stella Chan Chui Sheung
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

(D) Details of Movement :

SHARE OPTIONS Type	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$18.20	3,440,000	--	940,000	--	2,500,000	940,000
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$19.90	6,350,000	--	250,000	--	6,100,000	250,000
3. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$22.10	14,020,000	--	1,280,000	--	12,740,000	1,280,000

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於公司股權分置改革保薦機構更換保薦代表人的公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708 股票简称：大冶特钢 公告编号：2007-014

大冶特殊钢股份有限公司
关于公司股权分置改革保荐机构更换保荐代表人的公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

近日，公司收到股权分置改革的保荐机构-光大证券股份有限公司（以下简称光大证券）《关于变更保荐代表人的通知》，现任公司股权分置改革保荐代表人黄文强先生申请调离光大证券并获得批准，光大证券指定保荐代表人蒋庆华女士

接任公司股权分置改革项目持续督导保荐代表人。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2007 年 5 月 16 日

****

完

香港，二零零七年五月十六日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

The Standard 17 May, 2007

RECEIVED

2007 MAY 24 A 6:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITIC PACIFIC

CITIC Pacific Limited

中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

POLL RESULTS OF ANNUAL GENERAL MEETING HELD ON 16 MAY 2007

At the Annual General Meeting of CITIC Pacific Limited ("the Company") held on 16 May 2007 ("the AGM"), all the resolutions were approved by shareholders by poll voting. The number of shares represented by votes for and against the respective resolutions at the AGM was as follows:-

	RESOLUTIONS	Number of Votes (%)	
		For	Against
1	To adopt the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2006.	1,429,455,582 (99.9993%)	10,000 (0.0007%)
2	To declare a final dividend and a special dividend for the year ended 31 December 2006.	1,482,456,293 (99.9993%)	10,000 (0.0007%)
3(a)	To re-elect Mr. Larry Yung Chi Kin as Director.	1,481,780,418 (99.9532%)	694,000 (0.0468%)
3(b)	To re-elect Mr. Peter Lee Chung Hing as Director.	1,481,704,418 (99.9532%)	694,000 (0.0468%)
3(c)	To re-elect Mr. Vernon Francis Moore as Director.	1,481,790,418 (99.9532%)	694,000 (0.0468%)
3(d)	To re-elect Mr. Liu Jifu as Director.	1,475,790,418 (99.9530%)	694,000 (0.0470%)
3(e)	To re-elect Mr. Willie Chang as Director.	1,475,599,850 (99.6519%)	5,154,568 (0.3481%)
3(f)	To re-elect Mr. Norman Ho Hau Chong as Director.	1,482,197,418 (99.9813%)	277,000 (0.0187%)
3(g)	To re-elect Mr. Chang Zhenming as Director.	1,478,698,512 (99.7453%)	3,775,906 (0.2547%)
4	To re-appoint Messrs. PricewaterhouseCoopers as Auditors and authorise the Board of Directors to fix their remuneration.	1,482,203,418 (100%)	0 (0%)
5	To grant a general mandate to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution.	1,376,570,561 (92.8579%)	105,877,857 (7.1421%)
6	To grant a general mandate to the Directors to purchase or otherwise acquire shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution.	1,482,393,163 (99.9963%)	55,255 (0.0037%)
7	To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (6) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (5).	1,358,824,561 (91.6608%)	123,624,420 (8.3392%)
8	To adopt CITIC 1616 Holdings Limited Share Option Plan.	1,381,777,344 (93.2480%)	100,053,719 (6.7520%)

As more than 50% of the votes were cast in favour of each of the above resolutions, all the resolutions were passed as ordinary resolutions at the AGM.

For and on behalf of
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 16 May 2007

Notes:

1. The total number of shares entitling the holder to attend and vote for or against the resolutions at the AGM was 2,208,191,160 shares. None of these 2,208,191,160 shares were the shares entitling the holder to attend and vote only against the resolutions at the AGM.
2. KPMG, Certified Public Accountants, was appointed as the scrutineer for the voting-taking at the AGM. The poll results were subject to scrutiny by KPMG, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by Tengis Limited, Share Registrars of CITIC Pacific Limited, to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CR

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

RECEIVED

2007 MAY 24 A 9:05

OFFICE OF ... CORPORATE FINA...

表格 Form **SC1**

公司註冊處
Companies Registry

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From			至 To		
24	04	2007	09	05	2007
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	1,723,200.00
已繳及應繳的溢價總額 [第5A(a)．5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	79,475,600.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	883,276,464.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820-2111 傳真 Fax: 2918-4838
電郵地址 E-mail Address:
檔號 Reference: WENDYLAM-FRQ00410

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

18/05/2007 15:18:17

Submission No.: 229079491/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$30,000.00

Receipt No.	Method	Amount(HKD)
292290115484	Chq	$30,000.00

Total Paid $30,000.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	3,400,000	HKD0.40	HK$18.20	Nil	HK$17.80	HKD60,520,000.00
Shares	340,000	HKD0.40	HK$19.90	Nil	HKD19.50	HKD6,630,000.00
Shares	568,000	HKD0.40	HK$22.10	Nil	HKD21.70	HKD12,325,600.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) **分配上述(B)項股份的代價**
Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Stella Chan Chui Sheung	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	320,000	
Kwok Man Leung	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	150,000	
Yuen Kee Tong	8th Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	500,000	
Shi Cui Ming	Flat B, 28/F., Hing On Mansion, Taikoo Shing, Hong Kong	98,000	
Chu Hon Fai	8th Floor, DCH Building, 20 Kai Cheung Road, Kowloon Bay, Kowloon, Hong Kong	200,000	
Hui Ying Bun	8th Floor, DCH Building, 20 Kai Cheung Road, Kowloon Bay, Kowloon, Hong Kong	200,000	
Lawrence To Ming Huen Polly	Block 1A, 22/F., 301 Victoria Road, Hong Kong	50,000	
Lee Chung Hing	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	1,000,000	
Tan Hui Fa	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	100,000	
Lee Kwok Wing	9B, Block 2, Lyttelton Garden, 29 Lyttelton Road, Mid-Levels, Hong Kong	50,000	
Chui Wing Nin	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	120,000	
Carl Yung Ming Jie	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	300,000	
Yung Ming Fong Frances	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	200,000	
Leslie Li Hsien Chang	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	450,000	
Law Ming To	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	250,000	
Li Shilin	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	300,000	
Tso Mun Wai	Flat A, 18/F., Block 7, King's Park Villa, 1 King's Park Rise, Homantin, Kowloon	20,000	
	各類別股份分配的總數 Total Shares Allotted by Class	4,308,000	Nil

簽署 Signed :

姓名 Name : Stella Chan Chui Sheung

~~董事 Director／~~秘書 Secretary *

日期 Date : 17 MAY 2007

日 DD / 月 MM / 年 YYYY

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於有限售條件的流通股上市公告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　　　股票简称：大冶特钢　　　　公告编号：2007-015

大冶特殊钢股份有限公司
有限售条件的流通股上市公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

重要提示

本次有限售条件的流通股上市数量为840,000股

本次有限售条件的流通股上市流通日为2007年5月24日

一、股权分置改革方案概述

1、股权分置改革方案要点：

湖北新冶钢有限公司(以下简称新冶钢)承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过

167,040,000 股），在之后三十日内的任何一个交易日内，以每股 3.80 元的价格出售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。

自股权分置改革方案实施之日起三年内，新冶钢将向股东大会提出向本公司注入价值不低于 3 亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于 10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之后，向全体无限售条件的股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有 1 股获得 0.053 元。

2、审议通过股权分置改革方案的股东大会届次和日期

2006 年 1 月 12 日，公司召开了股权分置改革相关股东会议，审议通过了公司股权分置改革的方案。

3、股权分置改革方案实施日：2006 年 1 月 25 日

二、原非流通股股东在股权分置改革方案中做出的限售承诺及其履行情况

本公司的 12 家非流通股股东作出的承诺及履行情况如下：

股东名称	承诺的限售期	承诺履行情况
湖北新冶钢有限公司	36 个月	履行承诺
中信泰富（中国）投资有限公司	36 个月	履行承诺
东风汽车公司	18 个月	履行承诺
襄阳汽车轴承股份有限公司	24 个月	履行承诺
湖北正智资产管理有限公司	18 个月	履行承诺
中国一拖集团有限公司	18 个月	履行承诺
中国北车集团北京南口机车车辆机械厂	24 个月	履行承诺
无锡市宏裕百货商店	15 个月	履行承诺
上海宏成物业有限公司	24 个月	履行承诺
北内集团总公司	18 个月	履行承诺
无锡市国联投资管理咨询有限公司	24 个月	履行承诺
武汉石化石油液化气公司	12 个月	履行承诺，该公司持有的有限售条件流通股已于 2007 年 2 月 8 日上市流通

三、本次限售股份可上市流通安排

1、本次限售股份可上市流通时间为 2007 年 5 月 24 日

2、本次限售股份可上市流通股份总数为 840,000 股，占限售股份总数的 0.30%、无限售股份总数的 0.50%和公司股份总数的 0.19%。限售股份持有人本次限售股份可上市流通情况如下：

限售股份持有人名称	持有限售股份数	本次可上市流通股数	本次可上市流通股数占限售股份总数的比例（%）	本次上市流通股数占无限售条件股份总数的比例（%）	本次可上市流通股数占公司股份总数的比例（%）
无锡市宏裕百货商店	840,000	840,000	0.30	0.50	0.19

四、股份结构变动表

	本次变动前	本次变动数	本次上市后
一、有限售条件的流通股	281,230,532	-840,000	280,390,532
境内法人持股	154,610,000	-840,000	153,770,000
境外法人持股	126,618,480	0	126,618,480
高管股	2,052	0	2,052
二、无限售条件的流通股	168,177,948	840,000	169,017,948
A 股	168,177,948	840,000	169,017,948
三、股数总数	449,408,480	0	449,408,480

五、股权分置改革保荐机构核查报告结论性意见

公司股权分置改革聘请的保荐机构为光大证券股份有限公司，该保荐机构根据中国证监会《上市公司股权分置改革管理办法》以及深圳证券交易所《股权分置改革工作备忘录》等有关规定，对公司有限售条件的流通股上市流通申请出具了核查意见书，核查结论意见如下：公司相关股东履行了股改中做出的承诺，上市公司董事会提出的本次有限售条件的流通股上市申请符合相关规定。

六、其他事项

1、公司限售股份不存在垫付对价情形及偿还情况。

2、申请限售股份上市流通的限售股份持有人不存在对公司的非经营性资金占用及公司对该股东的违规担保。

七、备查文件

1、限售股份上市流通申请表

2、保荐机构核查报告

大冶特殊钢股份有限公司

董　事　会

2007 年 5 月 22 日

****

完

香港， 二零零七年五月二十二日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

The Standard 14/5/2007

CITIC PACIFIC

CITIC Pacific Limited

中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CONNECTED TRANSACTIONS
PROVISION OF FINANCIAL ASSISTANCE

On 11 May 2007, CITIC Pacific and the Borrowers entered into the Loan Agreements pursuant to which CITIC Pacific will extend loan facilities in the aggregate amount of US$53,000,000 (approximately HK$413,400,000) to the Borrowers for a period of thirty-six months.

As each of the Borrowers is an associate of Wuxi Guo Lian, a connected person of the Company by virtue of its holding of 10% or more in certain subsidiaries of the Company, the Borrowers are also regarded as connected persons of the Company pursuant to Rule 14A.11(4) of the Listing Rules. Therefore, the Financial Assistance contemplated under the Loan Agreements constitute connected transactions of the Company under Rule 14A.13(2)(a) of the Listing Rules.

Since each of the applicable percentage ratios for determining disclosure and shareholder approval requirements under the Listing Rules of the Financial Assistance is over 0.1% but less than 2.5%, the Financial Assistance is subject to the reporting and announcement requirements, but are exempted from the independent shareholders' approval requirement under the Listing Rules.

THE LOAN AGREEMENTS

Date:	11 May 2007
Loan Agreement No.1	
Lender:	CITIC Pacific
Borrower:	Wuxi Taihu Yuan, the equity interest of which is owned as to 70% by the Group and 30% by Wuxi Guo Lian
Facility amount:	US$44,000,000 (approximately HK$343,200,000)
Loan Agreement No.2	
Lender:	CITIC Pacific
Borrower:	Wuxi Taihu Jing, the equity interest of which is owned as to 70% by the Group and 30% by Wuxi Guo Lian
Facility amount:	US$4,000,000 (approximately HK$31,200,000)
Loan Agreement No.3	
Lender:	CITIC Pacific
Borrower:	Wuxi Taihu Mei, the equity interest of which is owned as to 70% by the Group and 30% by Wuxi Guo Lian
Facility amount:	US$5,000,000 (approximately HK$39,000,000)

TERMS OF THE LOAN AGREEMENTS

Facility period:	Thirty-six (36) months from the date of the Loan Agreements (from 11 May 2007 to 10 May 2010), or such later date (if any) as the relevant parties may agree in writing
Interest rate:	12–month LIBOR plus 1.5% per annum, subject to variations by the parties in accordance with the terms of the Loan Agreements provided that any future variation thereto will be on normal commercial terms as the relevant parties may agree in writing
Repayment:	The principal amount shall be repayable in full by the respective Borrower on or before 10 May 2010, or such later date (if any) as the relevant parties may agree in writing
Condition:	The Loan Agreements are conditional upon the respective Borrower obtaining necessary approvals from relevant authorities in the PRC

REASONS FOR ENTERING INTO THE LOAN AGREEMENT

As at the date of this announcement, CITIC Pacific through its wholly-owned subsidiaries hold a 70% equity interest in Wuxi Taihu Yuan, Wuxi Taihu Jing and Wuxi Taihu Mei respectively. The Directors consider that since each of the Borrowers is a subsidiary of the Company, providing the Financial Assistance will facilitate the business developments of the Borrowers and may in turn improve returns to the Company in the long term. The Financial Assistance is intended for the Borrowers' investment purposes.

Terms of the Loan Agreements were determined after arm's-length negotiations between CITIC Pacific and the Borrowers. The Directors (including the independent non-executive Directors) consider that the Loan Agreements are on normal commercial terms which are fair and reasonable, and the Financial Assistance is in the best interests of the Company and its shareholders as a whole.

INFORMATION ON THE COMPANY AND THE BORROWERS

The Group is engaged in a diversified range of businesses, including manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and distribution of motor vehicles and consumer products.

Wuxi Taihu Yuan, Wuxi Taihu Jing and Wuxi Taihu Mei are involved in the development of residential and commercial properties in the Binhu District, Wuxi, the PRC.

IMPLICATIONS UNDER THE LISTING RULES

As each of the Borrowers is an associate of Wuxi Guo Lian, a connected person of the Company by virtue of its holding of 10% or more in certain subsidiaries of the Company, the Borrowers are also regarded as connected persons of the Company pursuant to Rule 14A.11(4) of the Listing Rules. Therefore, the Financial Assistance contemplated under the Loan Agreements constitute connected transactions of the Company under Rule 14A.13(2)(a) of the Listing Rules.

Since each of the applicable percentage ratios for determining disclosure and shareholder approval requirements under the Listing Rules of the Financial Assistance is over 0.1% but less than 2.5%, the Financial Assistance is subject to the reporting and announcement requirements, but are exempted from the independent shareholders' approval requirement under the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the following meanings:

"associate(s)"	has the meaning ascribed to it under the Listing Rules;
"Borrowers"	Wuxi Taihu Jing, Wuxi Taihu Mei and Wuxi Taihu Yuan;
"Company"/ "CITIC Pacific"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange;
"connected person(s)"	has the meaning ascribed to it under the Listing Rules;
"Directors"	the directors of the Company;
"Financial Assistance"	the financial assistance provided by CITIC Pacific to the Borrowers under the Loan Agreements;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Loan Agreements"	Loan Agreement No.1, Loan Agreement No.2 and Loan Agreement No.3;
"Loan Agreement No.1"	the loan agreement dated 11 May 2007 entered into between the Company and Wuxi Taihu Yuan pursuant to which the Company agreed to provide the loan facility to Wuxi Taihu Yuan upon and subject to the terms and conditions contained therein;
"Loan Agreement No.2"	the loan agreement dated 11 May 2007 entered into between the Company and Wuxi Taihu Jing pursuant to which the Company agreed to provide the loan facility to Wuxi Taihu Jing upon and subject to the terms and conditions contained therein;
"Loan Agreement No.3"	the loan agreement dated 11 May 2007 entered into between the Company and Wuxi Taihu Mei pursuant to which the Company agreed to provide the loan facility to Wuxi Taihu Mei upon and subject to the terms and conditions contained therein;
"PRC"	the People's Republic of China;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Wuxi Guo Lian"	Wuxi Guo Lian Development Group Co., Ltd. (無錫市國聯發展(集團)有限公司), a company established in the PRC, which holds a 30% equity interest in each of the Borrowers;
"Wuxi Taihu Jing"	Wuxi Taihu Jing Development Co., Ltd. (無錫太湖景發展有限公司), a company established in the PRC, the equity interest of which is owned as to 70% by the Group and 30% by Wuxi Guo Lian;
"Wuxi Taihu Mei"	Wuxi Taihu Mei Environmental Co., Ltd. (無錫太湖美生態環保有限公司), a company established in the PRC, the equity interest of which is owned as to 70% by the Group and 30% by Wuxi Guo Lian;
"Wuxi Taihu Yuan"	Wuxi Taihu Yuan Property Co., Ltd. (無錫太湖苑置業有限公司), a company established in the PRC, the equity interest of which is owned as to 70% by the Group and 30% by Wuxi Guo Lian;
"HK$"	Hong Kong dollars;
"US$"	United States dollars; and
"%"	per cent.

Unless otherwise specified in this announcement and for the purpose of illustration only, US$ is translated to HK$ at the rates of US$1.00 = HK$7.80.

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 11 May 2007

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CONTINUING CONNECTED TRANSACTIONS
COAL TRANSPORTATION MASTER AGREEMENTS

On 30 April 2007, each of the Power Companies entered into the Coal Transportation Master Agreements, pursuant to which CITIC Shipping agreed to provide each of them with coal transportation services.

CITIC Shipping is a subsidiary of CITIC Hong Kong (Holdings) Ltd., a substantial shareholder of the Company, and therefore is a connected person of the Company. The transactions contemplated under the Coal Transportation Master Agreements constitute continuing connected transactions for the Company.

It is expected that the applicable percentage ratios as defined in Rule 14A.10 of the Listing Rules in respect of the aggregate service fees payable by the Power Companies to CITIC Shipping under the Coal Transportation Master Agreements for 2007 will exceed 0.1% but will be less than 2.5%, and are subject to the reporting and announcement requirements under the Listing Rules. It is expected that the applicable percentage ratios as defined in Rule 14A.10 of the Listing Rules in respect of the aggregate early despatch fees payable by CITIC Shipping to the Power Companies under the Coal Transportation Master Agreements for 2007 will not exceed 0.1%.

COAL TRANSPORTATION MASTER AGREEMENTS

Date and Parties:

On 30 April 2007, the Coal Transportation Master Agreements were entered into between CITIC Shipping and each of the following parties:–

1. Jiangsu Ligang Co (with a projected amount of 3.04 million tonnes of coal to be transported in 2007);
2. Jiangyin Ligang Co (with a projected amount of 2.6 million tonnes of coal to be transported in 2007); and
3. Jiangyin Lidian Co (with a projected amount of 0.36 million tonnes of coal to be transported in 2007).

Services to be provided by CITIC Shipping to the Power Companies:

Coal transportation services from the northern ports of the PRC to the ports in or near to Jiangsu Ligang.

Service fee payable to CITIC Shipping:

(i) Transportation fee:

- RMB52 (approximately HK$51.8) per tonne for coal transported by vessel Taihu No. 1, Taihu No. 2 or Taihu No. 3 *(Note)*
- RMB63 (approximately HK$62.8) per tonne for coal transported by vessel Taihu No. 5, Taihu No. 6 or Taihu No. 7 *(Note)*

Note: There is transportation fee difference for coal transported by different vessels as Taihu No.1, Taihu No. 2 and Taihu No. 3 are relatively older compared to Taihu No. 5, Taihu No. 6 and Taihu No. 7.

(ii) Demurrage fee if the loading or unloading time exceeds the agreed time for reasons other than the fault of CITIC Shipping or force majeure event:

- RMB50,000 (approximately HK$49,850) per day for vessels of less than 30,000 tonnage
- RMB90,000 (approximately HK$89,731) per day for vessels of or exceeding 30,000 tonnage

Early despatch fee payable to the Power Companies:

Early despatch fee for loading and unloading completed earlier than the agreed time:

- RMB25,000 (approximately HK$24,925) per day for vessels of less than 30,000 tonnage
- RMB45,000 (approximately HK$44,865) per day for vessels of or exceeding 30,000 tonnage

Term:

1 January 2007 to 31 December 2007

REASONS AND ANNUAL LIMITS

Coal is an important element in the generation of electricity. The transactions contemplated under the Coal Transportation Master Agreements will enable the Power Companies to procure transportation of coal on terms no less favourable than terms available from Independent Third Parties.

In 2006, 2.3 million tonnes of coal was transported by CITIC Shipping for the Power Companies at RMB45 per tonne for long distance route and RMB38 per tonne for short distance route, and the aggregate service fee paid to CITIC Shipping by the Power Companies in 2006 was RMB98.44 million (approximately HK$98.15 million). For 2007, all the routes involved will be long distance ones.

The annual limit on the aggregate service fees payable by the Power Companies to CITIC Shipping under the Coal Transportation Master Agreements for the year ending 31 December 2007 is estimated at RMB349 million (approximately HK$348 million), comprising estimated transportation fee of approximately RMB345 million and estimated demurrage fee of RMB4 million.

The above annual limit is determined based on (i) the historical amount of coal transported by CITIC Shipping for the Power Companies; and (ii) the additional amount of coal that the Power Companies need due to the commissioning of Ligang Power Station Phase III (2 x 600 MW) in December 2006 and the expected operation of Ligang Power Station Phase IV (2 x 600 MW) in the second half of 2007.

The Directors (including the independent non-executive Directors) consider that the terms of the Coal Transportation Master Agreements and the annual limit on the service fees payable by the Power Companies to CITIC Shipping under the Coal Transportation Master Agreements are fair and reasonable so far as the Shareholders are concerned and are in the interest of the Shareholders as a whole. The Coal Transportation Master Agreements were negotiated on an arm's length basis and were arrived at on commercial terms no less favourable to the Power Companies than terms available from Independent Third Parties.

LISTING RULES IMPLICATIONS

CITIC Shipping is a subsidiary of CITIC Hong Kong (Holdings) Ltd., a substantial shareholder of the Company, and thus a connected person of the Company. The transactions contemplated under the Coal Transportation Master Agreements constitute continuing connected transactions for the Company.

The Power Companies are accounted for as jointly controlled entities of the Company but are treated as subsidiaries of the Company for the purposes of the Listing Rules.

It is expected that the applicable percentage ratios as defined in Rule 14A.10 of the Listing Rules in respect of the aggregate annual service fees payable by the Power Companies to CITIC Shipping under the Coal Transportation Master Agreements for 2007 will exceed 0.1% but will be less than 2.5%, and are subject to the reporting and announcement requirements under the Listing Rules. It is expected that the applicable percentage ratios as defined in Rule 14A.10 of the Listing Rules in respect of the early despatch fees payable by CITIC Shipping to the Power Companies under the Coal Transportation Master Agreements for 2007 will not exceed 0.1%.

PRINCIPAL BUSINESS ACTIVITIES OF THE PARTIES

The Group is engaged in a diversified range of businesses, including manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and distribution of motor vehicles and consumer products.

Jiangsu Ligang Co and Jiangyin Ligang Co are principally engaged in the construction and operation of Ligang Power Station whereas Jiangyin Lidian Co is principally engaged in provision of maintenance and technical services.

CITIC Shipping is principally engaged in providing transportation services by carriers.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"associates", "connected person(s)", "substantial shareholder(s)"	each of which has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"CITIC Shipping"	Shanghai CITIC Shipping Corporation Limited (上海中信輪船有限公司), a subsidiary of CITIC Hong Kong (Holdings) Limited which is a substantial shareholder of the Company
"Coal Transportation Master Agreements"	collectively the three master agreements with identical terms entered into on 30 April 2007 by each of the Power Companies with CITIC Shipping pursuant to which CITIC Shipping agreed to provide each of them with coal transportation services
"Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Independent Third Parties"	parties who are independent from the Company and the connected persons of the Company
"Jiangsu Ligang Co"	Jiangsu Ligang Electric Power Company Limited (江蘇利港電力有限公司), a joint venture company in which the Company has an attributable interest of approximately 65% and a subsidiary of the Company for the purposes of the Listing Rules but accounted for as a jointly controlled entity of the Company
"Jiangyin Lidian Co"	Jiangyin Lidian Energy Material Co. Ltd. (江陰利電能源材料有限公司), a joint venture company in which the Company has an attributable interest of approximately 71% and a subsidiary of the Company for the purposes of the Listing Rules but accounted for as a jointly controlled entity of the Company
"Jiangyin Ligang Co"	Jiangyin Ligang Electric Power Generation Company Limited (江陰利港發電股份有限公司), a company in which the Company has an attributable interest of approximately 71% and a subsidiary of the Company for the purposes of the Listing Rules but accounted for as a jointly controlled entity of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Power Companies"	collectively Jiangsu Ligang Co, Jiangyin Lidian Co and Jiangyin Ligang Co
"Shareholders"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

(For the purpose of illustration only, the exchange rate of HK$100 to RMB100.3 is adopted.)

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 30 April 2007

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

END